Exhibit 99.1

ioneer Ltd
Corporate Governance Statement
Year Ended 31 December 2025

Ioneer Ltd (the Company) is committed to having the highest standards of ethical behaviour and an effective system of corporate governance for the Company, commensurate with the size of the Company and the scope of its business operations.

In accordance with ASX Listing Rule 4.10.3, set out below are the applicable ASX Corporate Governance Council’s eight Principles and Recommendations 4th edition (ASX Governance Principles) and how the Board has applied each principle and recommendation for the financial year ended 31 December 2025.

The Company is fully supportive of the ‘if not, why not’ disclosure-based approach to governance adopted by the ASX Governance Principles and the recognition within them that there is no single model of corporate governance, and that good corporate governance practice is not restricted to adopting the recommendations contained in the ASX Governance Principles. The Company’s policies and practices comply with the ASX Governance Principles except to the extent otherwise indicated.

The Company’s ASX Appendix 4G, which is a checklist cross-referencing the ASX Principles and Recommendations to the relevant disclosures in either this Statement, our website or Annual Report, is available in the Governance and Policies section on our website.

Principle 1: Lay solid foundations for management and oversight

1.1 Board Charter setting out the roles & responsibilities of the Board and management
Ultimate responsibility for the Company’s corporate governance and strategy, and oversight of management’s implementation and execution of corporate governance arrangements and strategy, rests with Ioneer’s Board of Directors (the ‘Board’).
The Board operates in accordance with the Board and Governance Charter (published on the Company’s website). In carrying out its responsibilities, the Board will at all times recognise its overriding responsibility to act honestly, fairly, diligently and in accordance with the duties and obligations imposed upon it by the Company’s constitution and the law.
Among other things, the Board has specific responsibility for:
(a)	ensuring the Company is properly managed by overseeing the appointment and where appropriate the removal of the Managing Director, the Company Secretary and the Chief Financial Officer;
(b)	implementing and monitoring all capital budgets and annual financial budgets;
(c)	monitoring the financial performance of the Company;
(d)	approving and monitoring financial and other reporting, including the annual and half yearly financial reports and liaising with the Company auditors;
(e)	reviewing procedures and practices employed in relation to health, safety and the environment and to assess their adequacy;
(f)	monitoring the continuous disclosure policy and procedures; and
(g)	conducting regular reviews of the Company’s corporate governance policies particularly policies, that may change as a result of the growth of the Company.
The Board must convene regular meetings with such frequency as is sufficient to appropriately discharge its duties and responsibilities.
The Board may establish committees to assist it in carrying out its responsibilities, consisting of such members as it thinks fit.  The Board shall adopt charters setting out matters relevant to the composition, responsibilities and administration of such committees, and other matters the Board may consider appropriate.
The Board has delegated responsibility for the day-to-day management of the Company, other than certain matters expressly reserved to the Board, to the Managing Director (‘MD’), and, through the MD, to executives and senior management.
Members of management are regularly invited to participate in meetings of the Board, and meetings of the standing Committees established by the Board, to report on subject matters within their respective areas of responsibility.
Directors are entitled to request information from Management at any time they consider it appropriate, and an open dialogue between individual directors, the MD and executive is encouraged.

1.2 Process for appointment of a new director or senior executive
Prior to the appointment of a director to the Board, or the appointment of a new senior executive, the Board will determine what pre-appointment checks are appropriate to be undertaken in the circumstances. Relevant details in respect of each director standing for election or re-election by shareholders are contained within the explanatory notes of the Notice of Annual General Meeting. In addition, a profile of each director and senior executive is included in the Annual Report.

1.3 Written agreements with directors and senior executives
Each director and executive has signed a written agreement setting out the terms of their appointment.
Executive directors and executives are issued with written service contracts which detail the above matters as well as the person or body to whom they report, the circumstances in which their service may be terminated (with or without notice), and any entitlements upon termination.

1.4 Company Secretary
The Company Secretary is accountable to the Board, through the Chair, on relevant matters to do with the proper functioning of the Board.
The appointment and removal of the Company Secretary is a matter reserved to the Board under the Company’s Constitution and the Board Charter.
The Board Charter also provides that the Board, each Committee and each Director has open access to the Company Secretary for advice.
The current Company Secretary is Olga Smejkalova who was appointed on 4 December 2025.  Ian Bucknell resigned as the Chief Financial Officer and Company Secretary on 4 December 2025.

1.5 Diversity
It is a core goal of the Board, as expressed in our developing human resources policies, to recruit and promote personnel based on merit, skills and qualifications to work across our team. The Board seeks individuals who share a common commitment to our mission.
Ioneer recognises the value and advantages of having a diverse workforce that brings together different backgrounds, experiences, and perspectives, and we seek to support these differences through our inclusion and belonging efforts. Our Diversity Policy formalises our commitment.  A copy of this Policy can be found in the Corporate Governance section of the Company’s website.
As part of Ioneer’s broader commitment to fostering a culture of belonging and inclusion, the Company acknowledges the importance of providing equal access and opportunity to all candidates based upon merit, and experiences. The Company is committed to identifying and removing barriers to inclusion and helping to ensure that individuals regardless of gender or race or other protected class have the opportunity to thrive and contribute meaningfully across the organization.
Ioneer acknowledges that it does not fully comply with certain aspects of the ASX Corporate Governance Principles and Recommendations, specifically in relation to the setting of measurable gender diversity targets. This is due to legal and regulatory constraints in some jurisdictions where we operate, which limit our ability to implement formal diversity targets on a global basis.
The current proportion of women across the Company’s Board, management and the whole workforce generally is shown in the following table:
Level	2023	2024	2025
Board	33%	33%	36%
Executives	0%	0%	17%
Senior managers	69%	66%	56%
Whole workforce	46%	45%	38%
Executives include the Executive Chair, Managing Director and those employees who directly report into the Managing Director.
As part of the Company’s strategy, the Company intends to develop a mining and chemical production facility in rural Nevada. As the Project progresses, the Company will continually assess labour market availability and will seek to develop a diverse pipeline of talent that can be considered for future succession to senior executive roles. The Company will ensure that recruiting and advancement opportunities are provided on an equal basis, regardless of gender or race or other protected class.
The Company is not a ‘relevant employer’ under the Workplace Gender Equality Act.

1.6 Performance assessment for Board and Committees
The Board, with the advice and assistance of the Nomination & Remuneration Committee, evaluates its performance, and the performance of each Committee and each director (including the Chair of

Corporate Governance Statement – December 2025	2

the Board), at least annually. Where the Board considers it necessary or desirable, the Board will engage an external party to undertake or coordinate the evaluation.
The Board & Governance Charter requires that:
•	A performance evaluation is undertaken to review the performance of the Board and of its committees, individual directors and the Chair, and senior executives at least once every year;
•	The Board, in consultation with the Nomination and Remuneration Committee will determine the appropriate size and composition of the Board (including the Chair).
•	The independence of directors will be assessed.
The annual performance evaluation of the Board, each Committee and each director was undertaken for the reporting period by way of a questionnaire completed by each director, with the responses reviewed by the Board.

1.7 Performance assessment for Senior Executives
During the reporting period, performance reviews for the Managing Director and each senior executive were undertaken. The Nomination and Remuneration Committee has responsibility in its charter to review the remuneration packages to be awarded to senior executives and make recommendations to the Board. Disclosures in the remuneration report are made in relation to each reporting period as to the performance evaluations that were undertaken and the process that was followed.

Principle 2: Structure the Board to add value

2.1 Current composition of the Board1
Member	Period
James D. Calaway	Executive Chair
Appointed: Apr 2017	Chair: Board Member: EHSS Committee
Bernard Rowe Appointed: Aug 2007	Managing Director & CEO Member: Project Execution Committee
Alan Davies Appointed: May 2017
Independent non-executive director
Chair: Nominations & Remuneration Committee
Member: Audit & Risk Committee, Project Execution Committee, Alan resigned as a member of the Audit and Risk Committee  on 25 February 2026

Rose McKinney-James Appointed: Feb 2021	Independent non-executive director Chair: EHSS Committee Member: Audit & Risk Committee, Nominations & Remuneration Committee
Margaret R. Walker Appointed: Feb 2021	Independent non-executive director Chair: Project Execution Committee Member: Audit & Risk Committee, EHSS Committee
Timothy R. Woodall Appointed: May 2025	Independent non-executive director Chair: Audit & Risk Committee Member: Nominations & Remuneration Committee

1 Mr. Gardiner resigned from the Board, Audit & Risk Committee and Nomination & Remuneration Committee in May 2025.
The Board has established four standing Board Committees (each, a ‘Committee’) to provide advice and recommendations to the Board to assist the Board to discharge its responsibilities:
•	Audit & Risk Committee;
•	Nomination & Remuneration Committee;
•	Project Execution Committee; and
•	Environmental, Health, Safety & Sustainability (EHSS) Committee.
Each of the Committees is chaired by an independent non‑executive director and, the majority of the members of each Committee are independent non‑executive directors.
Each of the Committees operate under a written charter approved by the Board, setting out the roles and responsibilities of the Committees.
The Board and Committee charters are reviewed annually to ensure that they remain relevant and effective in the context of the Company, corporate governance expectations of shareholders and other stakeholders, changes or updates to the ASX Principles and Recommendations, and community expectations.

Corporate Governance Statement – December 2025	3

Details regarding the number of meetings held by the Board, and each Committee, and attendance at those meetings by directors who held office during the reporting period, and information regarding the qualifications and experience of all directors, is included in the Directors’ Report within the Annual Report.

2.2 The role of the Nomination & Remuneration Committee on Board Composition
The Board has delegated responsibility to the Nomination & Remuneration Committee to provide advice and recommendations to the Board in relation to nominations for the re‑election of directors and the appointment of new directors.
Membership of the Nomination and Remuneration Committee during the reporting period comprised:
Member	Period
Alan Davies (chair)	Whole of reporting period
Stephen Gardiner	Resigned 5 May 2025
Rose McKinney-James	Whole of reporting period
Timothy Woodall	Appointed 5 May 2025
The Nomination & Remuneration Committee held six meetings during the financial year. Details of Committee members’ attendance at those meetings together with the relevant qualifications and experience of the Committee members is disclosed in the Directors’ Report within the Annual Report.
All Committee members, during the reporting period and as at the date of this Corporate Governance Statement, are non‑executive directors, and are independent, including the chair of the Committee.
Ioneer provides shareholders with all material information in its possession that may be relevant to a decision on whether or not to elect or re-elect a director, including:
•	the director’s biographical details and qualifications;
•	whether the Board supports the election or re‑election, and whether the Board considers the director to be independent;
•	the term of office for nominees who are currently directors; and
•	any material adverse findings arising out of background checks undertaken for nominees who are to be elected or appointed as directors for the first time.
This information is provided in the Notice of Meeting for the Company’s AGM. For example, information for directors standing for election at the 2025 AGM was included in the notice of meeting for the 2025 AGM.
The Nomination & Remuneration Committee charter was reviewed during the reporting period to ensure that it remained relevant and effective. There were no changes made to the Committee charter in the 2025 review.

2.3 Board skills matrix
The Board is responsible for determining the skills and experiences required to perform the Board’s role. Periodically, the Board assesses the skills and experiences necessary to discharge the Board’s responsibilities.
As part of that assessment, the Board has developed a skills matrix setting out the mix of skills, competencies, experience and diversity on the Board (‘Board Skills Matrix’). The Board will use the Board Skills Matrix to identify areas which may need to be strengthened in the future having regard to the Company’s strategic objectives, and the strategic context and business environment in which the Company operates (and is expected to operate in the future). The assessment covers a broad range of management, technical and governance skills, including strategy, risk management (including tax risks), financial acumen, and general and contemporary governance matters.
The directors’ knowledge, experience and capabilities against the range of skills are assessed using a self‑assessment questionnaire where directors rate their level of proficiency in each of the skills areas. In making the self-assessment, a range of “example” levels of knowledge and expertise are provided alongside score levels 0 (no experience) to 10 (advanced experience), so as to aim to achieve a consistent and unbiased rating approach.
Self‑assessment ratings will be reviewed annually by the individual Directors to ensure the Board Skills Matrix remains current and that the Board Skills Matrix incorporates any additional professional development/experience gained over the prior 12 months.

Corporate Governance Statement – December 2025	4

Strategy Experience at developing, implementing and delivering on strategy.

Senior leadership
Senior leadership experience.

Mining, resources & commodities

Experience in mining and resources with proven expertise in exploration, development, mine production, mineral processing, distribution of resource products, marketing and development of product and/or customer management strategies.

Stakeholder management

Experience in socially responsible development and engagement with investors, local communities, First Nations stakeholders, landholders, regulators, government, industry associations, the media and the general public.

Risk management

Experience in the identification, evaluation, assurance, monitoring and review of key business risks.

Technology, cyber security & IT

Experience in software, programming and data sourcing, analytics, enterprise resource planning, maintenance and storage, digital technology, digital marketing, cyber security, social media, emerging technology and technical innovation.

Sustainability & ESG (including climate change)

Experience in health, safety and wellbeing, the workplace environment, environmental management and sustainability, and community and other stakeholder engagement.
Possesses an understanding of the regulatory framework, employer and operator duties, climate-related threats and opportunities (including climate science, the transition to low carbon economy and public policy), and climate and sustainability-related reporting standards and guidance.

Financial acumen
Experience in accounting and finance, tax, financial statements, assessing financial viability, capital management and financial planning, the preparation of budgets and plans, and funding strategies.

Corporate transactions

Experience in identifying and managing corporate transactions including setting strategic direction, undertaking due diligence and transaction execution. Corporate transactions including debt and equity capital funding, restructuring transactions, and mergers, acquisitions and divestments.

Directors with strong experience Directors with general experience
The Board Skills Matrix will also be used by the Board to inform decisions on future appointments and to identify skills and experience that may be enhanced via development and training.
The Board considers the current collective mix of skills and experience on the Board to be appropriate to the needs of the Company. The following chart presents those skills that the Board has assessed as being most important to the Company and the strategic and business context in which the Company operates.

2.4 Independence
Under its Charter, the Board intends that the majority of its members are directors assessed by the Board as independent.
In determining whether a director is “independent”, the Board has adopted the definition of this word in the ASX Governance Principles. Consequently, a Director will be considered “independent” if that Director is free of any interest, position or relationship that might influence, or reasonably be perceived to influence, in a material respect their capacity to bring an independent judgement to bear on issues before the Board and to act in the best interests of the entity as a whole rather than those of an individual security holder or other party. The Board will consider the materiality of any given relationship on a case-by-case basis, with the Board Charter to assist in this regard.
The Board considers that Alan Davies, Stephen Gardiner, Rose McKinney-James, Margaret Walker, and Timothy Woodall were independent directors during the reporting period.

2.5 Majority independence
The Board is currently comprised of six directors, a majority of whom have been assessed by the Board as independent.
Member	Period
James D. Calaway	Whole of reporting period
Bernard Rowe	Whole of reporting period
Alan Davies	Whole of reporting period
Stephen Gardiner	Resigned 5 May 2025
Rose McKinney-James	Whole of reporting period
Margaret R. Walker	Whole of reporting period
Timothy R. Woodall	Appointed 5 May 2025
Biographical information in respect of each director is set out in the Company’s Annual Report.

Corporate Governance Statement – December 2025	5

2.9 Chair’s independence
The Company’s Chair, James D. Calaway is not considered to be an independent director as Mr Calaway was appointed an executive of the Company effective from 1 July 2020 for a 12-month period. This engagement and was extended for a further five 12-month periods on 1 July 2021, 25 July 2022, 11 July 2023, 11 July 2024, and 3 July 2025. As the Company entered into an employment agreement with Mr Calaway, he is no longer considered independent.
While Mr Calaway is not considered to be independent, the Board considers Mr Calaway continues to be the most appropriate person for the position of Chair of the Company given his significant experience in leading companies through critical growth stages of their life cycle to becoming successful commercial operations. Mr Calaway continues to facilitate the effective contribution of all directors at Board meetings. The roles of Chair and Managing Director (who performs the functions of the CEO) are exercised by different individuals.

2.6 Induction of Board members
All non-executive directors have had an induction into the business of the Company prior to accepting their appointment and have received continuing information on the Company and its operations since being appointed. The induction process has included site visits (where possible) and presentations by management. Directors are also given access to continuing education in relation to the Company extending to its business, the industry in which it operates, and other information required by them to discharge the responsibilities of their office.

Principle 3: Instill a culture of acting lawfully, ethically and responsibly

3.1 Values
Our vision is to see a world in which our global population, our environment and all future generations are thriving.
Our values are being imaginative, caring, committed and responsible.
What do we believe?
•	Every individual is entitled to affordable, clean energy.
•	We have a responsibility to be custodians of our planet.
•	What we do today will have consequences for decades to come.
•	Doing good is the right thing to do.
•	Intentions are easy to spot.
•	We thrive when we are helping others to thrive.
How do we act?
•	We recognise each of our actions has implications.
•	We put our imaginations to work in service of better energy solutions.
•	We know our reputation is on the line every day.
•	We work for what is in the best interest of all.
•	We strive to make our actions match our words.

3.2 Code of Conduct
The standards of conduct set out in the Code of Conduct apply both within the workplace and in any Ioneer business-related situation, including outside working hours or at locations other than Ioneer’s workplaces.
The Nomination & Remuneration Committee oversees the Code of Conduct, and the Audit & Risk Committee is responsible for overseeing the Company’s systems and processes for detecting, reporting and preventing fraud, and breaches of Company policies and the law (including the Group’s Whistleblower Policy).
The Company’s Code of Conduct can be found in the Corporate Governance section of the Company’s website. The Company’s Code of Conduct, together with the Company’s other corporate governance policies, are designed to ensure that the directors, executives, employees and the Company act lawfully, ethically and responsibly, bearing in mind the directors’ duties under the Corporations Act and the interests of the Company’s shareholders and stakeholders.

3.3 Whistleblower Policy
The Policy is designed to promote and reinforce the Company’s commitment to ethical business practices. The Policy sets out the processes established by Ioneer for reporting unethical or unlawful behaviour, and other reportable conduct, its investigation process, and how Ioneer will support and protect persons who make a report under the Policy.
The Audit & Risk Committee oversees the Whistleblower Policy and the performance of the Company’s third-party whistleblower service (including the appropriate reporting, investigation and, as applicable, close out of claims/complaints made)

Corporate Governance Statement – December 2025	6

The Company’s Whistleblower Policy can be found in the Corporate Governance section of the Company’s website.

3.4 Anti-bribery and corruption policy
Ioneer is committed to conducting its business activities with integrity and prohibits bribery and corruption, in any form, whether direct or indirect, and whether in the private or public sector, anywhere in the world.
Ioneer will implement risk‑proportionate measures to prevent bribery and corruption by any director, employee, contractor or third party representing or providing services for or on behalf of Ioneer, and will, at a minimum, comply with all applicable laws, regulations and standards (including applicable anti‑bribery and corruption laws).
The Audit & Risk Committee oversees the Anti‑Bribery & Corruption Policy and the Group’s policies, systems and processes for detecting, reporting and preventing fraud and breaches of Company policies and the law.
The Company’s Anti-bribery and Corruption Policy can be found in the Corporate Governance section of the Company’s website.

Principle 4: Safeguard integrity in corporate reporting

Ioneer recognises the importance of providing accurate, relevant and useful financial information to its shareholders and other stakeholders.
This requires efficient and effective structures that support transparency and independent judgement over the financial reporting process.
The Audit & Risk Committee is responsible for assisting the Board to discharge its responsibilities in relation to overseeing the Company’s:
•	integrity and quality of statutory and other public financial reporting;
•	financial reporting systems and processes, including financial controls;
•	external audit program;
•	systems and processes for the management of risk;
•	tax governance framework;
•	systems and processes for monitoring and maintaining compliance with the legal and regulatory obligations; and
•	corporate governance framework, including core corporate governance policies.
4.1 Audit & Risk Committee
Member of the Audit & Risk Committee during the reporting period comprised:
Member	Period
Timothy Woodall (chair)	Appointed 5 May 2025
Alan Davies	Whole of reporting period Resigned on 25 February 2026
Stephen Gardiner	Resigned 5 May 2025
Margaret R. Walker	Whole of reporting period
The Audit & Risk Committee charter is reviewed at least annually to ensure that it remains relevant and effective. There were no changes made to the Committee charter in the 2025 review. The charter for the Audit & Risk Committee is available on the Company’s website.
The Audit & Risk Committee held four meetings during the financial year. Details of Committee members’ attendance at those meetings together with the relevant qualifications and experience of the Committee members is disclosed in the Directors’ Report within the Annual Report.

4.2 Written affirmations
Prior to making a recommendation to the Board regarding financial reporting, the Committee reviews a declaration from the MD and the Chief Financial Officer (‘CFO’) that, in their opinion:
•	the financial records of Ioneer have been properly maintained; and
•
the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position of the Company, and that the opinion has been formed on the basis of a sound system of risk management and internal controls which are operating effectively.

Such a declaration from the MD and the CFO was provided prior to the Board approving the Company’s Half‑Year Financial Report for the six‑months ended 31 December 2024 and Annual Financial Report for the 12-months ended 30 June 2025 and Annual Financial Report for the 12-months ended 31 December 2025, following the change of the financial year.

4.3 Process for verifying the integrity of the periodic corporate report
Ioneer prepares and discloses certain reports and other information which are not the subject of

Corporate Governance Statement – December 2025	7

independent external audit, including the Company’s quarterly reports and the Company’s annual Sustainability Report.
The role of the Audit & Risk Committee also includes providing advice and recommendations to the Board in relation to the Group’s processes to safeguard the integrity of unaudited information publicly disclosed by the Company.
The process that Ioneer follows to verify the content of any public reporting that is not audited or reviewed by the independent external auditor, varies depending on the nature of the report. Examples of the verification steps taken include:
•	review by the MD, and other executives, based on matters known to them and with reference to source documentation;
•	verification “tick‑and‑tieback” to source documentation derived from the Company’s information and financial management systems;
•	review and comparison to information previously published by the Company;
•	review of final draft publications by the Committees for subject matter within the remit of each Committee pursuant to their respective charters; and
•	review and, where applicable, approval by the Board (including where approval of the information is reserved to the Board).

Principle 5: Make timely and balanced disclosure

Ioneer is committed to ensuring that shareholders have access to fulsome and timely information regarding the Company, its performance and its corporate governance arrangements, and to providing shareholders with opportunities to engage meaningfully with the Company.

5.1 Continuous disclosure obligations policy
The Board has established a written Disclosure Policy and a written Shareholder Communication Policy to ensure compliance with the Company’s ASX Listing Rule 3.1 continuous disclosure obligations and to ensure accountability for compliance. The Disclosure Policy and the Shareholder Communication Policy are available on the Company’s website.

5.2 Copies of all material market announcements
The Company has procedures in place to ensure the Board receives copies of all material market announcements promptly after they have been made.
5.3 Release of investor presentation materials
The Company has a procedure in place to ensure that before any new or substantive investor or analyst presentation is made, copies of the presentation materials are released via the ASX Market Announcements Platform.

Principle 6: Respect the rights of security holders

6.1 Website
The Company aims to provide shareholders with comprehensive and timely access to Company information, documents and releases through the investor relations section of the Company’s website, www.ioneer.com. The Company’s website contains information about the Company, including shareholder communications, ASX announcements, investor presentations, relevant media releases, the Company’s financial data and its charters and policies.
Interested parties, including shareholders, may subscribe, via the Investor page, to receive email alerts regarding ASX announcements by the Company.

6.2 Investor relations
The Company has an investor relations program to facilitate effective two-way communication with investors.
Shareholders have the ability to contact Ioneer or its share registry directly, either by phone or email, with any questions regarding their shareholdings.
Investors and potential investors are encouraged to contact Ioneer with any questions regarding announcements released by the Company via the contact details provided on the announcement.

6.3 Shareholder meetings
Each year, Ioneer holds a general meeting of the Company’s shareholders (the AGM). Full details of the business of the meeting are set out in the Notice of Meeting which is lodged on the ASX announcements platform and made available to all shareholders.
A dedicated AGM page is available to investors to access key AGM materials both prior to and post-AGM.
Shareholders have the opportunity to attend the virtual AGM online, ask questions, make comments and participate in voting.

6.4 Substantive resolutions at shareholder meetings

Corporate Governance Statement – December 2025	8

The Company will ensure that all substantive resolutions at a meeting of security holders are decided by a poll rather than a show of hands.

6.5 Electronic Communication
The Company continues to embrace technology in making information and participation easier and more accessible for shareholders. This includes using the technology developed by our registrar to facilitate email communication as well as online voting for general meetings of the Company.

Principle 7: Recognise and manage risk

7.1 Risk Management Framework
The Board recognises that the identification, evaluation and management of business risks and opportunities is critical to a sustainable and successful business.
Ultimate responsibility for risk management at Ioneer rests with the Board.
The Board’s standing Committees each play a role in supporting the Board to discharge its responsibilities regarding risk management.
The Audit & Risk Committee assists the Board in its oversight of the Group risk management framework, including how management is managing material business risks. The risk management framework is reviewed by the Audit & Risk Committee to ensure that it is appropriate to Ioneer’s business operations, and the risk appetite set by the Board.
The Audit & Risk Committee provides advice and recommendations to the Board in relation to:
•	the adequacy and effectiveness of the Company’s risk management framework, including:
o	management systems and processes for identifying, evaluating, mitigating and monitoring material business risks and opportunities; and
o	the Group’s Risk Management Policy and risk appetite.
•	public disclosures regarding material business risks;
•	the adequacy of the Company’s insurance program, including annual insurance renewal proposals and Management’s recommendations regarding insured risks, the level of indemnity and uninsured risks;
•	the adequacy of the Company’s tax governance framework to manage material tax risks; and
•	the adequacy of Ioneer’s cyber resilience and the systems, processes and policies in place to manage material cyber risks.
The other standing Committees – the EHSS Committee, the Nomination & Remuneration Committee, and the Project Execution Committee – support the Audit & Risk Committee, and ultimately the Board, by providing advice and recommendations regarding the business risks within their respective Committee remit.

7.2 Project Execution Risks
The Board has formed a Project Execution Committee to assist in bringing transparency, focus and independent judgment to the development of the Rhyolite Ridge Project. The charter for the Project Execution Committee is available on the Company’s website. Membership of the Project Execution Committee during the reporting period comprised:
Member	Period
Margert R. Walker (chair)	Whole of reporting period
Alan Davies	Whole of reporting period
Bernard Rowe	Whole of reporting period
The chair of the committee is an independent director of the Company. The Committee held two meetings during the reporting period. Details of committee members’ attendance at those meetings together with the relevant qualifications and experience of the Committee members is disclosed in the Directors’ Report within the Annual Report.

7.3 Sustainability & ESG Risks
At Ioneer, we recognise that sustainability is essential to build and maintain credibility and trust with stakeholders. From the Board to our employees spread across the globe, we are committed to caring for our people, minimising environmental impact, and partnering with our stakeholders.
The Environmental, Health, Safety & Sustainability (EHSS) Committee, previously known as the ESG Committee, assists the Board in relation to the Company’s performance and management of risks in relation to health, safety and well-being, the environment (including, action on Climate Change and the management of waste), community and social engagement, human rights and security.
Membership of the EHSS Committee during the reporting period comprised:

Corporate Governance Statement – December 2025	9

Member	Period
Rose McKinney-James (chair)	Whole of reporting period
James D. Calaway	Whole of reporting period
Margaret R. Walker	Whole of reporting period
The chair of the committee is an independent director of the Company. The EHSS Committee held two meetings during the financial year. Details of Committee members’ attendance at those meetings together with the relevant qualifications and experience of the Committee members is disclosed in the Directors’ Report within the Annual Report.
The EHSS Committee charter is reviewed at least annually to ensure that it remains relevant and effective. The EHSS Committee Charter was reviewed in August 2025, with minor amendments made to reflect legal and regulatory changes in some jurisdictions where we operate. The charter for the EHSS Committee is available on the Company’s website

7.4 Internal audit
The Company does not have a formal internal audit function due to its current size. The Audit & Risk Committee monitors the need for an internal audit function. The Company’s management periodically undertakes an internal review of financial systems and processes and where systems are considered to require improvement, these systems are developed. The Company’s external auditor is consulted to provide advice to the Audit & Risk Committee. At this stage the Company’s operational and financial functions are not complex, and all expenditure authorisations are undertaken in accordance with a comprehensive matrix of delegated authority.

7.5 Material exposure to environmental or social risks
The Company, as an exploration company, faces inherent risks in its activities, including environmental and social risks which may have a material impact on the Company’s ability to create value for its shareholders.  The Company manages those risks by ensuring systems are in place to assess, manage, monitor and report on these risks and that these systems are rigorously tested to ensure that they are operating effectively at all stages of the risk management cycle.
The Company has formed an EHSS Committee to oversee the governance and review of the Company’s sustainability policies and practices. The Committee oversees the continued development of a sustainability report and reviews recognised sustainability standards for the Company.
Principle 8: Remunerate fairly and responsibly

8.1 Remuneration Overview
Ioneer’s remuneration framework is founded on the following key principles:
•
attract, retain and motivate directors, executives and employees who will create value for shareholders by providing remuneration packages that are aligned with shareholder interests, are equitable and externally competitive;

•	provide a remuneration balance weighted toward risk and return to align with shareholders;
•	clearly align short and long-term company objectives to financial awards;
•	be fair and appropriate having regard to the performance of the Company and the relevant director, executive or employee and the interests of shareholders;
•	conserve cash in the development phase of the business by granting equity in lieu of cash where appropriate; and
•	comply with relevant legal requirements.
The Company’s remuneration strategy and principles are outlined in the Remuneration Report.
The Nomination & Remuneration Committee assists the Board in relation to remuneration matters by providing oversight, advice and recommendations regarding the Company’s:
•	remuneration strategy and remuneration framework generally;
•	competitive benchmarking as it relates to fixed and at risk pay for executives as well as fees and equity compensation for non-executive directors.
•	performance‑based and ‘at risk’ remuneration arrangements, including eligibility, performance hurdles and conditions, and the terms applicable to any grant or award;
•	remuneration outcomes for the MD and the MD’s direct reports, including annual remuneration review and awards;
•	fees paid and equity grants provided to non‑executive directors, including Committee fees;
•	the engagement of external remuneration consultants to provide advice to the Board in relation to remuneration matters (including benchmarking); and

Corporate Governance Statement – December 2025	10

•	disclosures regarding remuneration matters, including the Company’s annual Remuneration Report.
The Company clearly distinguishes the structure of non‑executive director remuneration and that of management (including executives):
•	Non-executive directors receive director and committee fees and do not participate in performance-based remuneration; and
•
executives receive a salary and are eligible to participate in the Employee Incentive Plans performance-based and ‘at risk’ remuneration components – comprising short-term and long-term incentive plans – as detailed in the Remuneration Report.

8.2 Remuneration Policy
The Board has adopted a remuneration policy for non-executive directors, executive directors and other senior executives. More detail on policy and practice in this area can be found in the remuneration section of the Directors’ Report included in the Annual Report.

8.3 Equity ownership by directors and executives
Ioneer encourage directors and all employees (including executives) to hold interests in shares in the Company to enhance alignment with the interests of shareholders.
The Company has established a minimum shareholding policy for executives. Under the policy, executives are expected to achieve a minimum share ownership in the Company over a 5-year period. The minimum level for the MD is 5 times his base salary. The minimum level for other executives is 3 times their base salaries.
Details of the interests in Ioneer shares held by directors and executives is disclosed in the annual Remuneration Report.

8.4 Policy on hedging equity-based remuneration
The Company’s Trading Policy specifically prohibits directors and senior executives from engaging in short-term trading in the Company’s securities and also prohibits directors and senior executives from entering into margin lending and hedging arrangements in respect of securities in the Company. The Trading Policy can be accessed in the Corporate Governance section of the Company’s website.

Approved by the Board of ioneer Ltd.
Dated: 18 March 2026

Corporate Governance Statement – December 2025	11